UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NAM TAI PROPERTY INC.
(Name of Issuer)
Common Shares, par value US$0.01 per share
(Title of Class of Securities)

629865 205
(CUSIP Number)
Mr. Felix LAW
Kaisa Group Holdings Limited
Suite 2001, 20th Floor
Two International Finance Centre
8 Finance Street
Central, Hong Kong
(852) 3900 0988
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Virginia M. Tam
Christopher H. Cunningham
K&L Gates LLP
44/F Edinburgh Tower, The Landmark
15 Queen's Road Central
Hong Kong
(852) 2230.3500
September 22, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting person Kaisa Group Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None
	(8)	Shared voting power 7,607,069 Common Shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 7,607,069 Common Shares
(11)	Aggregate amount beneficially owned by the reporting person 7,607,069 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) Approximately 20.7%[1]
(14)	Type of reporting person (see instructions) CO

[1]	Calculated based on 36,763,191 Common Shares of the Issuer outstanding as of July 11, 2017.

(1)	Names of reporting person Greater Sail Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None
	(8)	Shared voting power 7,607,069 Common Shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 7,607,069 Common Shares
(11)	Aggregate amount beneficially owned by the reporting person 7,607,069 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) Approximately 20.7% [2]
(14)	Type of reporting person (see instructions) CO

2	Calculated based on 36,763,191 Common Shares of the Issuer outstanding as of July 11, 2017.

This Amendment No. 3 ("Amendment No. 3") amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by each of the Reporting Persons on July 12, 2017, as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on August 18, 2017, and Amendment No. 2 filed by the Reporting Persons on August 28, 2017 relating to the common shares, par value US$0.01 per share ("Common Shares"), of Nam Tai Property Inc. (the "Issuer") organized under the laws of the British Virgin Islands. The Common Shares are listed on The New York Stock Exchange under the symbol "NTP". Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D, unless otherwise defined herein.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended in pertinent part as follows:
In a series of open market purchases as set forth in Item 5(c), which is incorporated herein by reference, Greater Sail purchased an aggregate of 399,131 Common Shares with an aggregate purchase price of $4,148,854. All of such additional Common Shares were acquired with Kaisa's working capital.

Item 4.	Purpose of Transaction.
The fourth paragraph of Item 4 of the Schedule 13D is hereby amended as follows:
Depending on market conditions and the price of the Common Shares of the Issuer, the Reporting Persons may from time to time purchase or sell additional Common Shares of the Issuer. Other than as set forth in this Statement, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (b), (c) and (e) through (j) of Item 4 of Schedule 13D of the Act. Subject to applicable law, the Report Persons reserve the right to change their intentions and to develop plans or proposals that could relate to or result in any of the types of transactions described in such subparagraphs.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended in pertinent part as follows:
(a) Greater Sail beneficially owns 7,607,069 Common Shares, which represents approximately 20.7% of the outstanding Common Shares as of July 11, 2017 calculated in accordance with the requirements of Rule 13d-3 under the Act. Kaisa, as the indirect parent of Greater Sail, may be deemed to beneficially own 7,607,069 Common Shares.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Rule 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and as a result beneficially own, the Common Shares beneficially owned by the other members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns the Common Shares that may be held at any time and from time to time by any other member of the group.

Except as set forth in this Item 5, none of the Reporting Persons, and, to the best knowledge of such Reporting Persons, no person named in Schedule A (incorporated by reference to Schedule A to the Schedule 13D dated July 12, 2017) beneficially owns any Common Shares.

(b) Each of Kaisa and Greater Sail may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of an aggregate of 7,607,069 Common Shares.
(c) The following transactions have been effected by Greater Sail in open market purchases since the most recent Schedule 13D was filed:

Trade Date	Number of Common Shares	Average Price Per Common Share
August 29, 2017	12,100	$10.40
August 30, 2017	6,000	$10.40
August 31, 2017	24,739	$10.40

September 1, 2017	33,500	$10.38
September 5, 2017	11,400	$10.40
September 6, 2017	65,142	$10.40
September 7, 2017	1,810	$10.40
September 8, 2017	56,700	$10.40
September 11, 2017	13,865	$10.40
September 12, 2017	41,075	$10.40
September 13, 2017	21,400	$10.39
September 15, 2017	3,800	$10.40
September 18, 2017	14,700	$10.35
September 21, 2017	58,481	$10.40
September 22, 2017	21,807	$10.40
September 25, 2017	12,612	$10.39
(d) No other person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares held by the Reporting Persons.
(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

1	Joint Filing Agreement dated as of July 12, 2017, by the Reporting Persons (incorporated by reference to the Schedule 13D dated July 12, 2017)

2	Share Purchase Agreement dated as of July 11, 2017, by and among Mr. Ming Kown Koo, Ms. Sui Sin Cho and Kaisa Group Holdings Limited (incorporated by reference to the Schedule 13D dated July 12, 2017)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2017
Kaisa Group Holdings Limited

	By:	/s/ Felix Law
	Name:	Felix Law
	Title:	Authorized Person

Greater Sail Limited

	By:	/s/ Felix Law
	Name:	Felix Law
	Title:	Authorized Person